                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. _____)

                         CANCER TREATMENT HOLDINGS, INC.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $.003 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   137-389-300
                                   -----------
                                 (CUSIP Number)

                          Carol Befanis O'Donnell, Esq.
                                 540 Joan Drive
                            Fairfield, CT 06430-2207
                                 (203) 254-7765
                -------------------------------------------------
                   (Name, Address, Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 16, 1998
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                                 SCHEDULE 13D

CUSIP No. 137-389-300                                         Page 2 of 9 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mercury Capital Holdings, LLC
     #52-2130922

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [x]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER

                         1,649,958
   NUMBER OF         -----------------------------------------------------------
    SHARES           8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             0
      EACH           -----------------------------------------------------------
    REPORTING        9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH               1,649,958
                    -----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                         0

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,649,958
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     00
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 137-389-300                                         Page 3 of 9 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ullrich Klamm, Ph.D.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [x]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER

                           500,000
   NUMBER OF         -----------------------------------------------------------
    SHARES           8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             1,649,958
      EACH           -----------------------------------------------------------
    REPORTING        9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH                 500,000
                    -----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                         1,649,958

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,149,958
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     56.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, $.003 par value per share (the "Common Stock"), of Cancer Treatment Holdings, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at c/o Carol O'Donnell, Esq., 540 Joan Drive, Fairfield, CT 06430-2207.

Item 2.  Identity and Background.

         (a) The persons filing this statement are Mercury Capital Holdings, LLC ("Mercury") and Ullrich Klamm, Ph.D. (collectively, the "Reporting Person"). The members of Mercury include Lucero Holdings, LLC, which is controlled by Ullrich Klamm, Ph.D., and Holding Capital Management, LLC, which is controlled by S.A. Spencer (collectively, the "Members").

         (b) Mercury is a limited liability company organized under the laws of the State of Delaware. Mercury and Lucero Holdings, LLC (including Ullrich Klamm, Ph.D.) maintain an address for its or his principal business at 120 West 44th Street (Suite 701), New York, New York 10036. Holding Capital Management, LLC (including S.A. Spencer) maintains an address for its or his principal business at 7 Ridgewood Drive, Bridgewater, CT 06752.

         (c) Mercury's principal and sole business is investment holding. Ullrich Klamm's principal occupation is to serve as President, CEO and Chairman of the Issuer. Mr. Spencer's principal occupation is an investor.

         (d) Each of Mercury and its Members has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Each of Mercury and its Members has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of any such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Ullrich Klamm, Ph.D. is a German citizen. S.A. Spencer is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mercury acquired 1,649,958 shares of Common Stock for an aggregate purchase price of $717,953 in open-market and private transactions from November 10 through November 20, 1998. The source of these funds was the Members' personal funds.

Item 4.  Purpose of Transaction.

         The purpose of Mercury's and the Members' acquisition of securities of the Issuer is to acquire an investment in the Issuer. Mercury and the Members intend continuously to evaluate the Issuer's business and industry. Mercury and the Members might consider making purchases of Common Stock in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Depending upon prevailing market and other conditions, Mercury and the Members might dispose of all or a portion of any Common Stock acquired.

         Mercury and the Members have no present plans or proposals which relate to or would result in: the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or any action similar to any of those enumerated above.

         Mercury and the Members may make proposals from time to time concerning potential business opportunities which may become available to the Issuer. Mercury and the Members have also contemplated, but have not decided, to make proposals to change the number or term of Directors or to fill any existing vacancies on the Board. Mercury and the Members have also contemplated, but have not decided, to make a proposal to change the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person.

Item 5.  Interest in Securities of the Issuer.

         (a) Mercury beneficially owns 1,649,958 shares of Common Stock, representing 49.5% of the shares of Common Stock deemed outstanding. Ullrich Klamm, Ph.D., 2,149,958 shares of Common Stock (including 500,000 shares of Common Stock which Ullrich Klamm, Ph.D. has a right to acquire as a result of currently exercisable stock options granted to him by the Issuer (the "Option Shares"); half of the Option Shares may be acquired at an exercise price of $3.50 per share and the other half are exercisable at $5.00 per share), representing 56.0% of the shares of Common Stock deemed outstanding based on the Company's Report on Form 10-Q for the period ending August 31, 1998 and supplemental information provided by Issuer's counsel, and computed in accordance with Rule 13d-3(d)(1) promulgated pursuant to the Securities Exchange Act. None of the Members own any Common Stock individually.

         (b) Mercury (which is controlled by the Members) has the sole power to vote and direct the vote, and the sole power to dispose or to direct the disposition of , up to 1,649,958 shares of Common Stock. Ullrich Klamm, Ph.D. has the sole power to vote and direct the vote, and the sole power to dispose or to direct the disposition of, the

Option Shares. By virtue of his being in control of a Member of Mercury, Ullrich Klamm, Ph.D. may be deemed to share the power to vote and direct the vote, and to share the power to direct the disposition of, up to 1,649,958 shares of Common Stock.

         (c) No transactions in the class of securities reported on were effected during the past 60 days by Mercury or the Members, except that Common Stock was acquired by Mercury in open market transactions as follows:

         Date:                 No. of Shares:       Average Per Share Price:

         November 10                 5,000                   $.32
         November 11                25,000                   $.39
         November 12                 2,500                   $.37
         November 13                 6,000                   $.36
         November 17             1,460,523                   $.44
         November 18                29,645                   $.38
         November 20                57,290                   $.44

     As of November 20, 1998, Mercury also acquired 64,000 shares of Common Stock which had been owned by Ullrich Klamm, Ph.D. or a company controlled by him in a private transaction at a price per share of $.44.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mercury or its Members.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 1998            MERCURY CAPITAL HOLDINGS, LLC

                                    By: /s/ Ullrich Klamm, Ph.D.
                                       -------------------------------------
                                             Ullrich Klamm, Ph.D.,
                                             Managing Member


                                    /s/ Ullrich Klamm, Ph.D.
                                   -----------------------------------------
                                    ULLRICH KLAMM, Ph.D.


     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see U.S.C. 1001).